HALLADOR ENERGY COMPANY
1183 East Canvasback Drive

Terre Haute, Indiana 47802

November 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hallador Energy Company Registration Statement on Form S-3 File No. 333-273325

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Hallador Energy Company (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (as amended to date, the “Registration Statement”) be accelerated to November 29, 2023 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Please confirm that the Registration Statement has been declared effective by telephoning Sean Ewen, Esq. of Willkie Farr & Gallagher LLP at (212) 728-8867. Comments with respect to this request may be directed to Mr. Ewen by telephone or facsimile at (212) 728-8867.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

HALLADOR ENERGY COMPANY

By:	/s/ Brent Bilsland
Name:	Brent Bilsland
Title:	Chairman, President and Chief Executive Officer
cc:	Sean Ewen, Esq.